UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For November 10, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 10, 2006  -  'Blocklisting Interim Review'



                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:   The FSA


Date: 10 November 2006


Name of applicant:                        Bunzl plc

Name of scheme:                           Sharesave Scheme 1991


Period of return:              From:      1 May 2006      To:    31 October 2006

Balance under scheme from previous        302,299 ordinary shares of 321/7p
return:

The amount by which the block scheme has Nil been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      37,734 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/      264,565 ordinary shares of 321/7p
allotted at end of period

Number and class of securities originally 272,320 ordinary shares of 321/7p (6 June
listed and the date of admission          2005)

Total number of securities in issue at    348,262,898 ordinary shares of 321/7p
the end of the period

Name of contact:                       Mrs D Walmsley

Address of contact:                    110 Park Street, London W1K 6NX

Telephone number of contact:           020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:   The FSA


Date: 10 November 2006

Name of applicant:                        Bunzl plc

Name of scheme:                           1994 Executive Scheme

Period of return:              From:      1 May 2006      To:    31 October 2006

Balance under scheme from previous        110,572 ordinary shares of 321/7p
return:

The amount by which the block scheme has 1,073,973 ordinary shares of 321/7p been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      803,154 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/      381,391 ordinary shares of 321/7p
allotted at end of period

Number and class of securities originally 1,076,618 ordinary shares of 321/7p (6
listed and the date of admission          June 2005)

Total number of securities in issue at    348,262,898 ordinary shares of 321/7p
the end of the period

Name of contact:                       Mrs D Walmsley

Address of contact:                    110 Park Street, London W1K 6NX

Telephone number of contact:           020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:   The FSA

Date: 10 November 2006

Name of applicant:                        Bunzl plc

Name of scheme:                           Sharesave Scheme 2001

Period of return:              From:      1 May 2006      To:    31 October 2006

Balance under scheme from previous        189,222 ordinary shares of 321/7p
return:

The amount by which the block scheme has 277,777 ordinary shares of 321/7p been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      247,599 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/      219,440 ordinary shares of 321/7p
allotted at end of period

Number and class of securities originally 503,430 ordinary shares of 321/7p (6 June
listed and the date of admission          2005)

Total number of securities in issue at    348,262,898 ordinary shares of 321/7p
the end of the period

Name of contact:                       Mrs D Walmsley

Address of contact:                    110 Park Street, London W1K 6NX

Telephone number of contact:           020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:   The FSA

Date: 10 November 2006

Name of applicant:                        Bunzl plc

Name of scheme:                           International Sharesave Scheme

Period of return:              From:      1 May 2006      To:    31 October 2006

Balance under scheme from previous        200,660 ordinary shares of 321/7p
return:

The amount by which the block scheme has Nil been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      14,282 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/      186,378 ordinary shares of 321/7p
allotted at end of period

Number and class of securities originally 271,588 ordinary shares of 321/7p (6 June
listed and the date of admission          2005)

Total number of securities in issue at    348,262,898 ordinary shares of 321/7p
the end of the period

Name of contact:                       Mrs D Walmsley

Address of contact:                    110 Park Street, London W1K 6NX

Telephone number of contact:           020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:   The FSA

Date: 9 November 2006

Name of applicant:                        Bunzl plc

Name of scheme:                           Long Term Incentive Plan

Period of return:              From:      1 May 2006      To:    31 October 2006

Balance under scheme from previous        342,940 ordinary shares of 321/7p
return:

The amount by which the block scheme has Nil ordinary shares of 321/7p been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      25,000 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/      317,940 ordinary shares of 321/7p
allotted at end of period

Number and class of securities originally 357,142 ordinary shares of 321/7p (6 June
listed and the date of admission          2005)

Total number of securities in issue at    348,262,898 ordinary shares of 321/7p
the end of the period

Name of contact:                       Mrs D Walmsley

Address of contact:                    110 Park Street, London W1K 6NX

Telephone number of contact:           020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 10, 2006                      By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer